EXHIBIT 99.58

Consent of KPMG LLP, Chartered Accountants

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

AnorMED Inc.

We consent to the use of our auditors' report dated May 7, 2004 on the balance sheets of AnorMED Inc. as at March 31, 2004 and 2003 and the related statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended March 31, 2004 included in this Registration Statement on Form 40-F.

    /s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

October 21, 2005